Exhibit 107
Calculation of Filing Fee Tables
Schedule
TO-T
(Rule
14d-100)
CHIMERIX, INC.
(Name of Subject Company (Issuer))
PINETREE ACQUISITION SUB, INC.
a wholly owned subsidiary of
JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY
(Names of Filing Persons (Offerors))
Table
1-Transaction
Valuation

	Transaction Valuation*	Fee rate	Amount of Filing Fee**

Fees to Be Paid	$955,562,673.46	0.0001531	$146,296.65

Fees Previously Paid	$ 0		$ 0

Total Transaction Valuation	$955,562,673.46

Total Fees Due for Filing			$146,296.65

Total Fees Previously Paid			$ 0

Total Fee Offsets			$ 0

Net Fee Due			$146,296.65

*
Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated as the sum of (i) 93,803,846 issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Chimerix, Inc. (“Chimerix”), multiplied by $8.55 per share (the “Offer Price”); (ii) 25,26
0
,036 Shares issuable pursuant to outstanding
in-the-money
stock options, multiplied by $5.50, which is the difference between the Offer Price and $3.05, the weighted average exercise price of such options, (iii) 37,313 shares of Company common stock underlying warrants, multiplied by $5.87, which is the difference between the Offer Price and $2.68, the weighted average exercise price of such warrants, and (iv) 1,683,107 Shares issuable upon settlement of outstanding restricted stock units, multiplied by the Offer Price. The calculation of the filing fee is based on information provided by Chimerix as of March 19, 2025.

**
The filing fee was calculated in accordance with Rule
0-11
under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2025 beginning on October 1, 2024, issued August 20, 2024, by multiplying the transaction value by 0.0001531.